                                                           EXHIBIT 4.10
                                 AMENDMENT NO. 3

                                       TO

                           CALIFORNIA AMPLIFIER, INC.

                       1989 KEY EMPLOYEE STOCK OPTION PLAN


           This Amendment No. 3 to the California Amplifier, Inc. 1989 Key Employee Stock Option Plan (the "Plan").

          NOW, THEREFORE, the Plan is amended and modified as follows:

          1. Section 3 of the Plan is amended to read in its entirety as follows:

          "Section 3.  Common Shares Subject to Plan

               "The maximum number of Common Shares that may be acquired upon the exercise in full of options granted under this Plan, in the aggregate, is one million, three hundred thousand (1,300,000), subject to adjustment as provided in Section 10 hereof. Such maximum number does not include the number of Common Shares subject to the unexercised portion of any option granted under this Plan that has expired or that has been terminated, which may again become subject to options under this Plan."

          2.   Section 6(f) is added and reads in its entirety as follows:

               "(f) Notwithstanding any other provision of this Plan, no Employee shall be eligible to be granted options for in excess of two hundred and fifty thousand (250,000) Common Shares, subject to adjustment pursuant to Section 10 hereof, during any one calendar year."

          3. This Amendment No. 3 to the Plan is effective as of September 26, 1994 (the "Approval Date"); the date of adoption and approval by the Board of Directors of the Company; provided, however, that any option grants made pursuant to this Amendment No. 3 are subject to approval by the stockholders of the Company within twelve months of the Approval Date.